UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Priority Technology Holdings, Inc.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74275G 115

(CUSIP Number of Class of Securities)

Christopher Prince

General Counsel

2001 Westside Parkway

Alpharetta, GA 30004

(800) 935-5961

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

John Mahon, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Phone: (212) 756-2000

Fax: (212) 593-5955

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On November 30, 2018, Priority Technology Holdings, Inc. (“Priority” or the “Company”) filed a Registration Statement on Form S-4 (the “Registration Statement”) relating to a proposed offer by Priority to exchange certain outstanding warrants for shares of common stock of Priority (the “Exchange Offer”). The preliminary prospectus/offer to exchange included in the Registration Statement is incorporated herein by reference as Exhibit 99.1.

In addition, Priority issued a press release on November 30, 2018 relating to the proposed Exchange Offer, which is incorporated herein by reference as Exhibit 99.2.

The communications attached as exhibits to this Schedule TO do not constitute an offer to holders of the Company’s outstanding warrants to exchange those warrants. The commencement date of the proposed Exchange Offer will be determined by the Board of Directors of the Company. Furthermore, the Board of Directors will retain the authority, in its discretion, not to commence the Exchange Offer or to terminate the Exchange Offer at any time prior to the expiration of the exchange period under the Exchange Offer.

The Exchange Offer has not yet commenced. If Priority commences the Exchange Offer, the Exchange Offer will be made solely by a prospectus/offer to exchange, the related letter of transmittal and certain other related materials, which Priority will file with the SEC. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the exchange offer.

Priority warrant holders will be able to obtain the written materials described above and other documents filed by Priority with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, warrant holders may obtain free copies of the documents filed by Priority with the SEC by directing a written request to: Priority Technology Holdings, Inc. 2001 Westside Parkway, Alpharetta, GA 30004, Attention: Corporate Secretary.

Exhibits.

Exhibit Number	Description

99.1	Preliminary Prospectus/Offer to Exchange (incorporated by reference to Priority’s Registration Statement on Form S-4 filed on November 30, 2018 (File No. 333-228645).

99.2	Press Release dated November 30, 2018

2